GREENBERG TRAURIG, LLP

A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Met Life Building

200 Park Avenue

New York, New York 10166

212.801.9330

Facsimile 212.801.6400

December 14, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Jeffrey Shady

Re:	CNL Retirement Properties, Inc.

Post-Effective Amendment No. Seven.

to Registration Statement on Form S-11 (No. 333-107486)

Ladies and Gentlemen:

Attached for filing on behalf of CNL Retirement Properties, Inc. (the “Company”) is Post-Effective Amendment No. Seven to the Company’s Registration Statement on Form S-11 (No. 333-107486).

Please direct any comments or questions regarding this filing to the undersigned at the above address or facsimile number, or if by telephone at (212) 801-9330.

Sincerely,

/s/ Judith D. Fryer
Judith D. Fryer